SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Proposed Corporate Name Change to Axia Energia S.A.

Centrais Elétricas Brasileiras S.A. – Eletrobras (the “Company”) informs its shareholders and the market that management has submitted for shareholder approval at the Annual and Extraordinary General Meeting scheduled for April 15, 2026 (the “AEGM”) a proposal to amend the Company’s bylaws to change its corporate name to “Axia Energia S.A.”. The proposal requires the approval of an absolute majority of the Company’s outstanding common shares and class “C” preferred shares.

If approved at the AEGM and, following registration of the minutes of the AEGM with the Commercial Registry of the State of Rio de Janeiro, the Company intends to adopt the new legal name. This change is consistent with the brand transition first announced on October 22, 2025, and, as previously reported, reflects the conviction that the future of energy will be built by solid, reliable companies capable of catalyzing businesses that drive sustainable economic development.

Trading Symbols and Identifiers

As previously disclosed, in connection with the brand transition, the Company’s trading symbols on B3 and the New York Stock Exchange were updated effective November 10, 2025, as follows:

Ticker B3

•	Common Shares: AXIA3
•	Class A1 Preferred Shares: AXIA5
•	Class B1 Preferred Shares: AXIA6
•	Class C Preferred Shares: AXIA7
•	Trading Name: AXIA ENERGIA

Ticker NYSE

•	Common Shares: AXIA
•	Class B1 Preferred Shares: AXIA PR
•	Class C Preferred Shares: AXIA PRC
•	Trading Name: AXIA ENERGIA

No Change to Operations or Governance

If approved, the change of corporate name would not affect the Company’s corporate purpose, share capital, governance, operations, assets, liabilities, contractual or other obligations or regulatory commitments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.